KIRKLAND LAKE GOLD DECLARES QUARTERLY DIVIDEND PAYMENT

Toronto, Ontario - December 16, 2020 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced that a quarterly dividend payment for the fourth quarter of 2020 ("Q4 2020") of US$0.1875 per common share will be paid on January 14, 2021 to shareholders of record as of the close of business on December 31, 2020. The US$0.1875 per share payment represents a 50% increase in the quarterly dividend from the previous payment of US$0.125 per share, paid on October 14, 2020 to shareholders of record on September 30, 2020. The Q4 2020 payment represents the 15th quarterly dividend payment made to shareholders following the Company's adoption of a dividend policy in March 2017. The Company's quarterly dividend qualifies as an "eligible dividend" for Canadian income tax purposes. For Canadian shareholders, the US dollar dividend payment will be converted to Canadian dollars using the spot price exchange rate on January 13, 2021, the day prior to the payment date.

Returning capital to shareholders is an important strategic priority for Kirkland Lake Gold. To date in 2020, the Company has paid $116 million in dividend payments. The Company has also repurchased a total of 16.2 million shares through its normal course issuer bid for $618 million (C$830 million). In total, the Company has returned $734 million, or $2.71 per share, to shareholders so far in 2020 through dividend payments and share repurchases. The $734 million returned to shareholders represents $734 per ounce of production during the first nine months of 2020 (1,000,218 ounces).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a growing gold producer operating in Canada and Australia that is on track to produce 1,350,000 - 1,400,000 ounces of gold in 2020. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

For further information on Kirkland Lake Gold and to receive news releases by email, visit the website at www.kl.gold.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations

Phone: +1 416-840-7884

E-mail: mutting@kl.gold

Website : www.kl.gold

Cautionary Note Regarding Forward-Looking Information

This press release contains statements which constitute "forward-looking information" within the meaning of applicable securities laws, including statements regarding the plans, intentions, beliefs and current expectations of Kirkland Lake Gold with respect to future business activities and operating performance. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and, in this press release, include information regarding planned dividend payments and the management of the Company's dividend policy. The declaration and payment of dividends remains at the discretion of the Board of Directors and will depend on the Company's financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

Investors are cautioned that forward-looking information is not based on historical facts but instead reflect the Company's management's expectations, estimates or projections concerning future results or events based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made. Although Kirkland Lake Gold believes that the expectations reflected in such forward-looking information are reasonable, such information involves risks and uncertainties, and undue reliance should not be placed on such information, as unknown or unpredictable factors could have material adverse effects on future results, performance or achievements of the Company. Among the key factors that could cause actual results to differ materially from those projected in the forward-looking information are the following: the development of the Company's properties and the anticipated timing thereof, expected production from, and the further potential of the Company's properties, the potential to increase the levels of mineral resources and mineral reserves and potential conversion of mineral resources; fluctuating gold prices; the anticipated timing and commencement of exploration programs on various targets within the Company's land holdings and the implication of such exploration programs (including but not limited to any potential decisions to proceed to commercial production), the anticipated overall impact of the Company's COVID19 response plans, including measures taken by the Company to reduce the spread of COVID19, including but not limited to the rapid testing implemented at Detour Lake, the ability to lower costs and gradually increase production, the ability of the Company to successfully achieve business objectives, the ability of the Company to achieve its longer-term outlook and the anticipated timing and results thereof, the performance of the Company's equity investments and the ability of the Company to realize on its strategic goals with respect to such investments, the effects of unexpected costs, liabilities or delays, the potential benefits and synergies and expectations of other economic, business and or competitive factors and changes in general economic, business and political conditions, including changes in the financial markets; changes in applicable laws. This forward-looking information may be affected by risks and uncertainties in the business of Kirkland Lake Gold and market conditions. This information is qualified in its entirety by cautionary statements and risk factor disclosure contained in filings made by Kirkland Lake Gold, including Kirkland Lake Gold's annual information form for the year ended December 31, 2019 and its interim consolidated financial statements and related MD&A for the period ended September 30, 2020, which are filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking information prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although Kirkland Lake Gold has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. Kirkland Lake Gold does not intend, and do not assume any obligation, to update this forward-looking information except as otherwise required by applicable law.